

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2013

Via E-Mail
Frederick H. Waddell
Chairman, President and Chief Executive Officer
Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

  Re: **Northern Trust Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed February 26, 2013
    File No. 000-05965

Dear Mr. Waddell:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Hugh West

      Hugh West
      Accounting Branch Chief